

July 29, 2015

Naresh K. Malik
Chief Executive Officer
Zonzia Media, Inc.
74 N. Pecos Road, Suite D
Henderson, NV 89074

>   **Re: Zonzia Media, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 10, 2015**
>   **File No. 333-204570**

Dear Mr. Malik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2015 letter.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 10, 2015

General

1.   Throughout your filing you refer to content you intend to provide on your three distinct distribution platforms, such as that which is referenced in the tables at pages 17 and 18. The simplyME Distribution LLC and Sonifi Solutions, Inc. distribution agreements indicate that you will provide content for those parties to distribute via their platforms. But basic Internet searches for some of the titles listed in the tables suggest that many of the shows are either: (1) from 2013 or earlier or (2) videos made for web viewing on platforms such as YouTube. Please revise your prospectus to make clear whose content you intend to provide and how you acquired or intend to acquire such content.

Prospectus Summary

Our Growth Strategy

Cable Platform, page 4

2.   Please provide us with support for the assertion that your cable platform has already launched and is currently available in over 27 million households in the Southeastern United States via cable providers such as Comcast, Dish Network, and Verizon FiOS. Also, revise the prospectus to clarify the nature of any relationship(s) you [rather than an intermediary counterparty] have with these providers. For example, at page 31 you state: "We have also begun forming relationship and partnerships with several large television and wireless providers that will provide us basic access to several million households nationwide." Lastly, please file as exhibits any related agreements, or revise your disclosure to clarify that there are no such agreements. See prior comments 3 and 18.

Business

Zonzia Media

Platform #1 – Cable Television, page 16

3.   We note the disclosure added in response to prior comment 4, in addition to the channel distribution agreement with simplyME Distribution LLC, attached as Exhibit 10.1 to the amended Form 8-K filed on July 1, 2015, and we re-issue such comment in part. Please provide us with supplemental support for your assertion that you have secured advertising partnerships with Citigroup, State Farm Insurance, Hormel Chili, and Ford Motor Company, and provide us with copies of these agreements on a supplemental basis.

Platform #2 – Hotel Network, page 17

4.   We note the disclosure added in response to prior comment 10, in addition to the channel distribution agreement with Sonifi Solutions, Inc., attached as Exhibit 10.1 to the Form 8-K filed on July 10, 2015. Please disclose the timing of this agreement and explain whether Sonifi has commenced making Zonzia-provided audio-video content available in hotel rooms as contemplated. If this agreement has not been initiated, please disclose the expected timeframe for performing the agreed upon services. Also, as part of your added disclosure, please explain the meaning of a "Submission/Insertion Order."

Video on Demand (VOD) / Subscription Video on Demand (SVOD), page 20

5.   Please clarify in your filing that the "additional funding requirements" triggered by you and Georgeville Television LLC "greenlighting" the referenced series will require you to

fund $12 million of the production budget for Season 1 of the "Z - Inspired by Zorro" series, less your initial funding commitment of $1.2 million.

Content Strategy, page 23

6.   You acknowledge that "The competition for well-known, critically acclaimed, and highly-rated programming across all genres is intense, and most of our competitors consist of large companies with well established brands and significantly greater resources." As noted above in comment 1, it appears that much of the referenced content may be several years old or sourced from the Internet. Revise to explain what distinguishes your content from content available from major channels and established content providers.

Competition, page 23

7.   Notwithstanding your response to prior comment 4, you suggest that you compete "primarily on the basis of the relevance and usefulness of our content, features, availability and ease of use of our products and services." As previously requested, please revise the prospectus to provide a consistent and accurate description of the current state of your business and operations, including any products or services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

8.   Please revise this section to discuss your three proposed distribution platforms in a manner consistent with the other disclosures. As drafted, it appears that "Zonzia.com" and "Subscription Video-On-Demand (SVOD)" are your only two platforms and that "Video on Demand (VOD)" and "Zonzia (Over-The-Top) Channel" are subsets of the Zonzia.com platform.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director

cc: Mr. Lance A. McKinlay